Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS 2018 AGM RESULTS AND MANAGEMENT UPDATES

VANCOUVER, British Columbia – October 1, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE AMERICAN: SVM) is pleased to report that all matters placed before the shareholders at its Annual General Meeting (“AGM”) held on Friday, September 28, 2018 were approved. A total of 104,008,762 common shares, representing 61.95% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 9, 2018, were approved by the requisite majority of votes cast at the AGM. The details of the voting results for the election of directors are set out below:

	Votes For		Non Vote	Withheld Votes
Director	Number	Percentage	Number	Number	Percentage
Dr. Rui Feng	60,101,927	99.14%	43,385,204	521,631	0.86%
S. Paul Simpson	60,019,863	99.00%	43,385,204	603,695	1.00%
David Kong	59,746,654	98.55%	43,385,204	876,904	1.45%
Yikang Liu	60,201,057	99.30%	43,385,204	422,501	0.70%
Marina Katusa	60,260,447	99.40%	43,385,204	363,111	0.60%

Shareholders also approved the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

Management Updates

The Company announces the following updates to its senior management team.

Yong-Jae Kim has joined Silvercorp as General Counsel and Corporate Secretary. Mr. Kim has extensive experience as legal counsel. He was a partner at Gowling WLG (Canada) LLP, where he advised a number of large companies in the resource sector active in various international jurisdictions. He will be responsible for overseeing the legal function Company-wide and providing strategic legal advice to management and the Company’s board of directors.

Lon Shaver has joined Silvercorp as Vice President. Mr. Shaver has over 25 years of capital markets and corporate finance experience, mostly focused on the Canadian mining sector, including investment banking roles with Raymond James and Merrill Lynch where he guided numerous corporate clients through financing and M&A transactions. He will have responsibilities in investor relations and corporate development.

Luke Liu has resigned as Vice President of China Operations and Lorne Waldman resigned as Senior Vice President of the Company. The Company thanks Mr. Liu and Mr. Waldman for their contributions, and wishes them continued success.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca